

February 6, 2015

Via E-mail
Jodi L. Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

      Re: The Container Store Group, Inc.
                Form 10-K for the Fiscal Year Ended March 1, 2014
                Filed May 28, 2014
                Form 10-Q for the Quarterly Period Ended November 29, 2014
                Filed January 9, 2015
                File No. 1-36161

Dear Ms. Taylor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 1, 2014

Item 9A. Controls and Procedures, page 114

Evaluation of Disclosure Controls and Procedures

1.   Please tell us the details of the material weakness related to accounting for the elfa® trade name impairment including a description of the actual control deficiency and how it was discovered. Include in your discussion any errors that were identified and corrected and what specific steps were taken to remediate the material weakness. In addition, please explain to us how you concluded that the weakness is limited to the elfa® trade name and not any other intangible assets.

Form 10-Q for the Quarterly Period Ended November 29, 2014

Notes to consolidated financial statements (unaudited)

1. Description of business and basis of presentation, page 8

2.   We note your disclosure that during the second quarter of fiscal 2014 you determined it was necessary to amend a tax return for a prior period resulting in a reduction of $1.8 million to your provision for income taxes and an increase to income taxes receivable. Please explain to us how management determined the correction was not material to estimated income for the full fiscal year and also to the effect on trend of earnings. In your response, please reference both the qualitative and quantitative assessment of materiality per SAB 99.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey A. Miller, Vice President and Chief Accounting Officer